ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

11 April 2007

Interests of directors or other persons discharging managerial responsibilities

Reed Elsevier received notification today from Hill Samuel Offshore Trust Company Limited, the Trustees of the Reed Elsevier Employee Benefit Trust (“the Trustees”), that between 4-5 April 2007 the Trustees purchased on behalf of the directors of Reed Elsevier PLC and Reed Elsevier NV the number of shares/ADRs noted in the table below, under the terms of the Reed Elsevier Group plc Bonus Investment Plan. As a consequence of these purchases, the directors received matching awards over the number of shares/ADRs noted in the table below. Following these transactions their interests in the share capital of Reed Elsevier PLC and Reed Elsevier NV is as noted below.

	Reed Elsevier PLC
	ordinary	Reed Elsevier NV ordinary			Current	Current
	shares/ADRs(1)	shares/ADRs(1)	Reed Elsevier PLC ordinary	Reed Elsevier NV ordinary	interest in Reed	interest in Reed
	/sup> purchased on behalf of	/sup> purchased on behalf of	shares/ADRs(1)	shares/ADRs(1)	Elsevier PLC	Elsevier NV
Director	the director	the director	/sup> matching award	/sup> matching award	ordinary shares	ordinary shares

Sir Crispin Davis	43,771	—	74,708	—	787,577	445,197

Mark Armour	11,635	7,873	19,859	13,371	112,378	47,461

Gerard van de Aast	__	17,654	—	29,483	121,704	119,408

Erik Engstrom	__	8,805(1)	__	13,786(1)	69,047	193,190

Andrew Prozes	3,605(1)	4,877(1)	5,387(1)	7,287(1)	230,981	169,334

Patrick Tierney	1,224(1)	1,655(1)	2,003(1)	2,710(1)	141,248	95,334

The ordinary shares purchased by the directors were at the following prices:

Reed Elsevier PLC ordinary shares Reed Elsevier NV ordinary shares Reed Elsevier PLC ADRs Reed Elsevier NV ADRs	615.2961p per share €13.47 per share $48.8673 per ADR $36.1245 per ADR

The Reed Elsevier Group plc Bonus Investment Plan permits directors and other senior executives to invest up to one half of their annual bonus in shares in the company, and receive an equivalent award of nil cost restricted shares from Reed Elsevier Group plc. The matching awards under the Plan vest after three years, subject to the participant retaining the shares which they have purchased under the Plan for a period of three years. In addition, in order for the matching award to vest, growth in the average of the Reed Elsevier PLC and Reed Elsevier NV adjusted EPS at constant currencies must exceed 6% per annum compound during the three years 2007-2009.